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                                                                      EXHIBIT 20


FOR IMMEDIATE RELEASE

Contact:      Casa Ole Restaurants, Inc.
              Patrick A. Morris, President

              Stacy M. Riffe, Chief Financial Officer
              (713) 943-7574


                           CASA OLe RESTAURANTS, INC.
                ANNOUNCES LETTER OF INTENT TO ACQUIRE MONTEREY'S
                                 (NASDAQ: CASA)

Houston, Texas (May 2, 1997) - Casa Ole Restaurants, Inc. today announced that it has entered into a non-binding letter of intent with Monterey's Acquisition Corp. to purchase the stock of Monterey's for a combination of cash and an assumption of debt for total consideration of approximately $11 million. With corporate offices in Houston, Monterey's Acquisition Corp. owns and operates a total of 26 Mexican restaurants in Texas and Oklahoma principally under the names "Monterey's Tex-Mex Cafe(R)" and "Monterey's Little Mexico(R)". Both of these Monterey's concepts appeal to the lower-priced, value-oriented segment of the Tex-Mex restaurant market also served by Casa Ole. Included in the Monterey's restaurants are three casual dining Tortuga's Cantinas.

"Considering the similarities of the concepts and their mutual appeal to the value-oriented consumer, this proposed acquisition holds an abundance of opportunities for us," stated Louis P. Neeb, Chairman of Casa Ole Restaurants, Inc. "By selectively converting certain of the Monterey's to Casa Ole restaurants we would become more media efficient in Houston, our largest market. With some of Monterey's highest volume stores located in Oklahoma, we would have a solid entry into what has been a targeted growth market for Casa Ole. And, of course, there are trading areas where we would continue to operate as Monterey's or Little Mexico. Finally, Tortuga's is a casual dining concept which may have expansion potential in markets and trading areas not targeted for the Casa Ole concept."

Larry Forehand, the founder of Casa Ole and a past executive of Monterey's added, "I feel like the past and present are coming together to provide a future synergy that years ago I never would have imagined possible. Having spent a significant portion of my life dedicated to both of these concepts, I can tell you that this proposed acquisition is a 'natural'".

Pat Morris, President and COO of Casa Ole added, "There's a lot of work to be done to make this transition as smooth as possible. We have always taken great pride in Casa Ole being a company dedicated to taking care of its people. We won't lose that perspective if this transaction is completed and we merge the people from the Monterey's organization into Casa Ole." Curt Glowacki, Senior Vice President of Operations for Monterey's
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Acquisition Corp. added "Casa Ole is a dynamic, family-oriented company all of us at Monterey's would be proud to be a part of. We plan to make the most out of the growth opportunities this proposed combination provides."

Mr. Neeb also stated that, "This proposed transaction is consistent with our strategy to promote shareholder value through a combination of new unit development and selective strategic acquisitions. This approach should allow us to achieve our annual growth objectives at a time when our new restaurant development has been challenged by delays in site negotiations, permitting and construction." He added that, "Although our existing restaurant sales trends remain positive, we expect to miss street earnings per share estimates for the first quarter by a few cents due to the slower than expected pace of new restaurant development and some new unit sales shortfalls. We believe that shareholder value is best served when potentially costly real estate decisions are not forced by expectations. To better implement our real estate strategies, we have recently added a director of real estate and development with extensive experience in the restaurant industry. We believe he should be able to expedite the opening process and initiate systems to sustain our anticipated growth rate."

Earnings for the Company's first quarter, which ended April 18, will be released on or about May 20.

Casa Ole currently operates or franchises 47 family, Mexican restaurants, primarily in Texas and Louisiana. The company owns 18 restaurants and currently has under construction two in Texas and one in Idaho. The company headquarters is in Houston, Texas.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other facts which may cause the actual results, performance or achievements of Casa Ole Restaurants, Inc., its area developers, market partners, franchisees and Casa Ole restaurants to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; development and operating costs; area developers' adherence to development schedules; advertising and promotional efforts; brand awareness; adverse publicity; acceptance of new product offerings; consumer trial and frequency; availability, locations and terms of sites for store development; changes in business strategy or development plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; availability of qualified personnel; food, labor and employee benefit costs; changes in, or the failure to comply with government regulations; regional weather conditions; construction schedules; and other factors referenced in the Company's 1996 Annual Report and Form 10-K. The use in this release of such words as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and its area developers, market partners and franchisees and the manner in which they operate and develop stores.